Via EDGAR Transmission

September 6, 2024

United States Securities and Exchange Commission

Division of Corporate Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	GLOBAL-SMART.TECH

Amendment No. 4 to Registration Statement on Form S-1

Filed August 13, 2024

File No. 333-267740

Ladies and Gentlemen:

Set forth below are the responses of Global-Smart.Tech (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 20, 2024, with respect to the Company’s Registration Statement on Form S-1, File No. 333-267740, initially filed with the Commission on August 13, 2024 (the “Form S-1”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 5 to the Registration Statement on Form S-1 (“Form S-1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 5 unless otherwise specified.

Financial Statements, page 70

1.	Please revise your Registration Statement on Form S-1 to include audited financial statements for the Fiscal Year Ended May 31, 2024. Refer to Regulation S-X, Rule 8- 08(b).

Response:

The Company has revised and included the audited financial statements for the Fiscal Year Ended May 31, 2024.

GLOBAL-SMART.TECH

By:	/s/ Yehor Rodin
Yehor Rodin
President, Treasurer, Secretary and Director